Mail Stop 4561

October 21, 2008

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

> **Re:** **Western Digital Corporation**
> **Form 10-K for Fiscal Year Ended June 27, 2008**
> **Filed August 20, 2008**
> **File No. 001-08703**

Dear Mr. Leyden:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 55

1.   We note on page 12 that you have programs with your distributors and retailers where certain marketing expenditures incurred by them are reimbursed. Tell us the details of the marketing programs you offer to your distributors and retailers

and whether you record such marketing reimbursements as a reduction to revenue or as a selling and marketing expense. In your response, tell us how you considered the guidance in EITF 01-9 in determining your accounting for such reimbursements.

Schedule II – Consolidated Valuation and Qualifying Accounts, page 77

2.   We note that you provide limited price protection to your resellers based on anticipated price decreases during the reseller holding period, estimated amounts to be reimbursed to qualifying customers, as well as historical pricing information. Provide us with a rollforward of your allowance for price protection for each year presented and tell us how you considered including this information in your Consolidated Valuation and Qualifying Accounts schedule.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Timothy Leyden
Western Digital Corporation
October 21, 2008
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief